Exhibit 99.1

Solaris Significantly Expands Warintza East Discovery in Continued Extensional Drilling

January 17, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or “the Company”) is pleased to report assay results from a series of holes aimed at growing mineral resources at the Warintza East discovery within its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below, with a corresponding image in Figure 1 and results in Tables 1-2.

Highlights

Warintza East was discovered in July 2021, with eight holes covering the overlapping periphery included in the Warintza Central Mineral Resource Estimate (“MRE”)¹ in April 2022. These follow-up drill results significantly expand the drilled dimensions of the Warintza East footprint to the northeast, east and south, with the deposit remaining open in these directions, most importantly towards strong soil anomalism to the south.

●	SLSE-16 was collared at the eastern limit of the grid and drilled southwest into an open volume, returning 108m of 0.57% CuEq² within a broader interval of 712m of 0.45% CuEq² from surface, extending mineralization to the south and southeast where it remains open

●	This hole was collared approximately 250m to the southeast of SLSE-13 (refer to Company press release dated Nov 14, 2022), which previously returned 104m of 0.45% CuEq² from surface within a broader interval of 618m of 0.29% CuEq²

●	SLSE-17 was collared in the middle of the Warintza East drill grid and drilled southeast into an open volume, returning 144m of 0.52% CuEq² from surface within a broader interval of 914m of 0.40% CuEq², extending mineralization to the east where it remains open

●	This hole extends the drilled dimensions further to the east beyond SLSE-14 (refer to Company press release dated Nov 14, 2022), which previously returned 292m of 0.50% CuEq² from near surface within a broader interval of 694m of 0.40% CuEq²

●	SLSE-19 was collared in the middle of the Warintza East drill grid and drilled northeast into an open volume, returning 270m of 0.40% CuEq² from surface within a broader interval of 580m of 0.31% CuEq², expanding the footprint to the northeast where it remains open

●	Drilling to date confirms Warintza East as a significant porphyry deposit that adjoins Warintza Central and remains open for expansion, with assays pending from a series of extensional holes to the north, east, south and southeast

Mr. Jorge Fierro, Vice President, Exploration, commented: “Warintza East’s largely undrilled footprint is a target for major mineral resource growth in the ongoing drilling program where only minimal drilling was included in the MRE and adjoins with Warintza Central. Assays are pending from further extensional holes to the north and east and targeting strong soil anomalism in step-out drilling to the south.”

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Figure 1 – Plan View of Warintza East Drilling Released to Date

Table 1 – Assay Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq² (%)
SLSE-19		0	580	580	0.24	0.01	0.03	0.31
Including		0	270	270	0.31	0.02	0.04	0.40
SLSE-18		30	524	494	0.16	0.01	0.04	0.20
SLSE-17	Jan 17, 2023	0	914	914	0.32	0.01	0.04	0.40
Including		0	144	144	0.45	0.01	0.05	0.52
SLSE-16		8	720	712	0.36	0.02	0.05	0.45
Including		76	184	108	0.46	0.02	0.06	0.57

Notes to table: True widths of the mineralized zone are not known at this time.

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Table 2 - Collar Location

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLSE-19	801485	9648192	1170	816.48	48	-65
SLSE-18	801684	9648074	1221	1018.74	48	-65
SLSE-17	801485	9648192	1170	1011.39	105	-70
SLSE-16	801684	9648074	1221	844.61	225	-45

Notes to table: The coordinates are in WGS84 17S Datum.

Endnotes

1.	Refer to Solaris’ technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and filed on the Company’s SEDAR profile at www.sedar.com.

2.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. ZTEM data quality was validated by a qualified external professional using data validation procedures under high industry standards, and the Company therefore did not deem it necessary to have such ZTEM data verified by a Qualified Person. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

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On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and optioned and owned grass-roots Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that Warintza East remains open to the northeast, east and towards strong soil anomalism to the south, drilling to date confirms Warintza East as a significant porphyry deposit that adjoins Warintza Central and remains open for expansion, with assays pending from a series of extensional holes to the north, east, south and southeast, and that Warintza East’s largely undrilled footprint is a target for major mineral resource growth in the ongoing drilling program where only minimal drilling was included in the MRE and adjoins with Warintza Central. Assays are pending from further extensional holes to the north and east and targeting strong soil anomalism in step-out drilling to the south. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2021 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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